EXHIBIT 97
Compensation Recoupment Policy of Xerox Holdings Corporation
ARTICLE A.
Purpose and General Terms

Section A-1.    Purpose.
Xerox Holdings Corporation (the “Company”) has adopted this Compensation Recoupment Policy (this “Policy”) to implement a mandatory clawback policy in the event of a Restatement (as that term is defined in Section B-1) in compliance with the applicable listing rules of the Nasdaq Stock Market (“Nasdaq”), which is set forth in Article B of this Policy.
Any capitalized terms used, but not immediately defined, in this Policy have the meanings set forth in Section A-2 or B-1.
Section A-2.    Defined Terms.
The following capitalized terms used in this Policy have the following meanings:
(a)“Applicable Rules” means Section 10D of the Securities Exchange Act of 1934, as amended and Rule 10D-1 promulgated thereunder, and Nasdaq Listing Rule 5608.
(b)“Board” means the Board of Directors of the Company.
(c)“Clawback Compensation” means Incentive-Based Compensation subject to recovery pursuant to this Policy.
(d)“Committee” means the Committee as set forth at Section A-3 hereof.
Section A-3.    Administration.
This Policy shall be administered in the sole discretion of the independent Compensation Committee of the Board or such other independent committee as the Board shall determine (the “Committee”). The Committee shall have the discretion to interpret the Policy and make all determinations with respect to this Policy, consistent with applicable law and the Applicable Rules. To the extent specified by the Committee, the Committee may delegate its administrative responsibilities to a subcommittee of the Committee comprised of not less than three members. The Committee may not delegate its authority to amend or terminate this Policy. Subject to compliance with applicable law and listing standards, including the Applicable Rules, the Board, in its discretion, may perform any action of the Committee hereunder.
Section A-4.    Effective Date; Term.
This Policy is effective as of December 1, 2023 and, unless amended or terminated prior to such time, shall remain in effective with respect to Incentive-Based Compensation Received (as such term is defined in Section B-1) on or after October 2, 2023 for so long as the Company has a class of securities listed on Nasdaq.

Section A-5.    Amendment; Termination.
The Committee may amend or terminate this Policy from time to time in its discretion, subject to any limitations under applicable law or listing standards, including the Applicable Rules.
Section A-6.    No Substitution of Rights; Non-Exhaustive Rights.
Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company pursuant to the terms of any forfeiture or recoupment policy or provision in any plan, employment agreement, compensation agreement or arrangement, or other agreement of the Company or any of its affiliates and subsidiaries, including, without limitation, the Xerox Holdings Corporation Performance Incentive Plan, as amended and restated from time to time (the “Xerox PIP”), or any other legal remedies available to the Company under applicable law.
In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate and in the Company’s best interest in connection with the Committee determining this Policy should apply, including termination of the employment of, or initiating legal action against, an Executive Officer (as that term is defined in Section B-1), and nothing in this Policy limits the Company’s rights to take any such appropriate actions.
ARTICLE B.
Dodd-Frank Recoupment Policy for
Executive Officers

Section B-1.    Specific Defined Terms. For the purposes of this Article B, the following terms have the following meanings, which will be interpreted to comply with the Applicable Rules:
(a)“Executive Officer” means each officer of the Company who is identified as an executive officer for the purposes of 17 CFR § 229.401(b), which is defined as the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions for the Company. Any executive officer of any of the Company’s subsidiaries is an “Executive Officer” for purposes of this Policy if such executive officer performs any of the significant policy-making functions described in the preceding sentence for the Company.
(b)“Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures,
(ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission.

(c)“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, Incentive-Based Compensation does not include equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and any bonus or other awards to the extent they are based on subjective goals or goals unrelated to Financial Reporting Measures.
(d)“Received” – Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
(e)“Recovery Period” means, with respect to any Restatement, the three completed fiscal years immediately preceding the date on which the Company is required to prepare such Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such Restatement or (ii) a date that a court, regulator or other legally authorized body directs the Company to prepare such Restatement. If there is a change in the Company’s fiscal year, the Recovery Period shall in addition include a transition period of up to eight full months to the extent required by Nasdaq Listing
Rule 5608(b)(1)(i)(D).
(f)“Restatement” means that the Company is required to prepare an accounting restatement due to a material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
Section B-2.    Recovery on a Restatement.
In the event of a Restatement, the Company shall reasonably promptly recover from any person who served as an Executive Officer during the applicable Recovery Period, the amount of any erroneously awarded Incentive-Based Compensation that is Received by such person during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the person (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the person had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the person.
Without limiting the forgoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (a) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was

Received and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to Nasdaq.
Section B-3.    Covered Executive Officers and Covered Incentive-Based Compensation.
This Article B covers all persons who are, or were, Executive Officers at any time during the applicable Recovery Period in respect of any Restatement. Incentive-Based Compensation shall not be subject to recovery under this Article B to the extent Received by any person before October 2, 2023 or before the date the person served as an Executive Officer. Further, Incentive- Based Compensation shall not be subject to recovery under this Article B to the extent Received by any person who is not an Executive Officer at any time during the applicable Recovery Period. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Article B.
Article B of this Policy shall apply to Incentive-Based Compensation that is Received by any Executive Officer on or after October 2, 2023 and that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after October 2, 2023.
Section B-4.    Methods of Recovery; Limited Exceptions.
The Committee shall determine, in its sole discretion, the method of recovering any Incentive- Based Compensation Received pursuant to this Article B, consistent with applicable law and the Applicable Rules, which may include, without limitation, the methods of recovery described in Article C.
No recovery shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:
(a)the direct expense paid to a third party to assist in enforcing this Article B would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to Nasdaq;
(b)recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on a violation of home country law, the Company shall (i) have obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such violation, and
(ii) provide a copy of such opinion to Nasdaq; or
(c)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Grantees, to fail to meet the requirements of
Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder.

Section B-5. Reporting; Disclosure; Monitoring. The Company shall make all required disclosures and filings with the United States Securities and Exchange Commission and Nasdaq with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including the disclosures required in connection with United States Securities and Exchange Commission filings.
ARTICLE C.
Methods of Recovery

Section C-1. Subject to Section B-4, in the event that the Committee determines that this Policy should apply, to the extent permitted by applicable law, the Company shall, as determined by the Committee in its sole discretion, take any such actions as it deems necessary or appropriate to recover Clawback Compensation. The actions may include, without limitation (and as applicable):
(a)forfeit, reduce or cancel any Clawback Compensation (whether vested or unvested) that has not been distributed or otherwise settled;
(b)seek recovery of any Clawback Compensation that was previously paid to the Executive Officer;
(c)seek recovery of any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Clawback Compensation;
(d)recoup any amount in respect of Clawback Compensation that was contributed or deferred to a plan that takes into account Clawback Compensation (excluding certain tax-qualified plans, but including deferred compensation plans, and supplemental executive retirement plans, and insurance plans) and any earnings accrued on such Clawback Compensation;
(e)offset, withhold or eliminate any compensation that could be paid or awarded to the Executive Officer after the date of determination; and
(f)take any other remedial and recovery action permitted by law, as determined by the Committee.
Section C-2. No Indemnification. The Company shall not indemnify any current or former Executive Officer or Grantee against the loss of erroneously awarded compensation, and shall not pay or reimburse any such person for premiums incurred or paid for any insurance policy to fund such person’s potential recovery obligations.
Section C-3. Successors. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.
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